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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC. AND SUBSIDIARIES

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands)
Income from operations before income taxes	$105,287	$136,302	$184,678	$184,477	$61,472	$93,977	72,238
Add (Subtract):
Capitalized interest	(111)	(310)	(122)	(541)	(236)	(157)	(1,179)
Amortization of capitalized interest	357	361	657	616	567	542	435
Fixed charges (see calculation below)	40,584	33,351	45,951	35,620	23,511	18,736	22,771

Income from operations before income taxes as adjusted	$146,117	$169,704	$231,165	$220,172	$85,314	$113,098	$94,265

Fixed charges:
Interest expense, net	$33,836	$28,047	$39,389	$27,936	$15,999	$8,403	$13,157
Interest income	623	700	798	874	825	5,094	4,023
Capitalized interest	111	310	122	541	236	157	1,179
Amortization of capitalized interest	(357)	(361)	(657)	(616)	(567)	(542)	(435)
Preferred stock dividend	—	—	—	—	—	—	206
Portion of operating lease rental expenses deemed to be representative of the interest factor	6,371	4,655	6,300	6,885	7,018	5,624	4,641

Fixed charges	$40,584	$33,351	$45,951	$35,620	$23,511	$18,736	$22,771

Ratio of earnings to fixed charges	3.6x	5.1x	5.0x	6.2x	3.6x	6.0x	4.1x

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges CLEAN HARBORS, INC. AND SUBSIDIARIES